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                          November 20, 2023

       Dr. David Angulo
       Chief Executive Officer
       SCYNEXIS INC
       1 Evertrust Plaza, 13th Floor
       Jersey City, NJ 07302-6548

                                                        Re: SCYNEXIS INC
                                                            Registration
Statement on Form S-3
                                                            Filed November 13,
2023
                                                            File No. 333-275513

       Dear Dr. David Angulo:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cindy
Polynice at 202-551-8707 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Matthew Hemington, Esq.